MUNIHOLDINGS CALIFORNIA INSURED FUND, INC.

FILE # 811-8573

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
1/12/2006	Sacramento CA MUD	300,375,000	34,260,000	Goldman Sachs Bear Stearns Merrill Lynch Morgan Stanley E.J. De La Rosa M.R. Beal & Co. Ramirez & Co
4/5/2006	Bay Area Toll Auth	1,149,205,000	3,500,000	Citigroup Global Markets JP Morgan Merrill Lynch Morgan Stanley Stone & Youngberg Banc of America Bear Stearns E.J. De La Rosa First Albany Capital Goldman Sachs Lehman Brothers Siebert Brandford
6/29/2006	California Hsg Fin Agy	120,000,000	2,680,000	Goldman Sachs Banc of America Bear Stearns Citigroup Global Markets Merrill Lynch